Mail Stop 3561

March 20, 2007

Mr. Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105

      RE: Brown Shoe Company, Inc.
               Form 10-K for Fiscal Year Ended January 28, 2006
               File No. 1-2191

Dear Mr. Fromm:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William H. Thompson
               Branch Chief